VF 2-11-04

04002179

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AH 2-10-2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO
8-7802

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) **AND ENDING** 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jones & Babson, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

90 South Seventh Street

(No. and Street)

SEC MAIL PROCESSING RECEIVED JAN 29 2004 WASH. D.C. 181 SECTION

Minneapolis	**Minnesota**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah J. Kermeen **(612) 371-7995**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

120 South Sixth Street	**Minneapolis**	**MN**	**55402**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Jones and Babson, Inc. and Subsidiary

(SEC I.D. No. 8-7802)

Consolidated Financial Statements and Supplemental Schedule for the Ten Months Ended October 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a Public Document.

JONES AND BABSON, INC. AND SUBSIDIARY

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

AFFIRMATION

I, Deborah J. Kermeen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Jones and Babson, Inc. and subsidiary for the ten months ended October 31, 2003, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

D J Kermeen

Deborah J. Kermeen
Chief Financial Officer

Subscribed to before me this 28th day of January 2004.

Shirley Cameron

Notary Public

SHIRLEY CAMERON
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2007

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
Jones and Babson, Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial condition of Jones and Babson, Inc. and subsidiary (the "Company") as of October 31, 2003, and the related consolidated statements of operations, cash flows, and changes in shareholder's equity, for the ten months ended October 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jones and Babson, Inc. and subsidiary at October 31, 2003, and the results of their operations and their cash flows for the ten months ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

January 27, 2004

JONES AND BABSON, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003

ASSETS

Cash equivalents	$ 1,260,491
Asset management fees receivable	787,902
Other receivables	67,250
Investments, at market	5,395,982
Prepaid expenses	6,064
Receivable from parent and affiliates	1,473,549
Income taxes receivable	341,801
Total assets	$ 9,333,039

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 1,119,242
Payable to affiliate	485,272
	1,604,514
SHAREHOLDER'S EQUITY:	
Common stock ($1 par value, 500 shares authorized, issued and outstanding)	500
Additional paid-in capital	749,500
Retained earnings	6,978,525
	7,728,525
Total liabilities and shareholder's equity	$ 9,333,039

See notes to consolidated financial statements.

JONES AND BABSON, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TEN MONTHS ENDED OCTOBER 31, 2003

REVENUES:	
Asset management fees	$ 7,515,304
Funds service and administration fees	1,756,800
Net gain on investments	1,196,186
Total revenues	10,468,290
OPERATING EXPENSES:	
Subadvisory fees	3,782,051
Fund platform transaction fees	1,737,734
Compensation and benefits	1,240,515
Occupancy and equipment	24,689
Communications	633,587
Other professional fees	573,552
Legal fees	403,701
Travel and promotional	204,341
Shareholder service fees	15,904
Other	517,838
	9,133,912
INCOME BEFORE INCOME TAX EXPENSE	1,334,378
INCOME TAX EXPENSE	409,518
NET INCOME	$ 924,860

See notes to consolidated financial statements.

JONES AND BABSON, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE TEN MONTHS ENDED OCTOBER 31, 2003

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net income	$ 924,860
Adjustments to reconcile net income to cash provided by operating activities:	
Non-cash items included in net income:	
Depreciation and amortization	14,330
Loss on disposal of fixed assets	132,494
Unrealized gain on investments	(1,084,496)
Noncash dividend income	(94,961)
Deferred income taxes	340,857
Changes in assets and liabilities:	
Asset management fees receivable	662,332
Other receivables	(67,250)
Prepaid expenses	177,275
Prepaid pension cost	305,154
Receivable from parent and affiliates	(1,473,549)
Income taxes receivable	(341,801)
Accrued compensation	(242,182)
Accounts payable and accrued expenses	154,713
Payable to affiliates	485,272
Income taxes payable	(503,877)
Cash used in operating activities	(610,829)
DECREASE IN CASH EQUIVALENTS	(610,829)
CASH EQUIVALENTS—December 31, 2002	1,871,320
CASH EQUIVALENTS—October 31, 2003	$ 1,260,491
SUPPLEMENTAL CASH FLOW INFORMATION—	
Income taxes paid	$ 914,339

See notes to consolidated financial statements.

JONES AND BABSON, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE TEN MONTHS ENDED OCTOBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Shareholder's Equity
BALANCE—December 31, 2002	$ 500	$ 749,500	$ 6,053,665	$ 6,803,665
Net income			924,860	924,860
BALANCE—October 31, 2003	$ 500	$ 749,500	$ 6,978,525	$ 7,728,525

See notes to consolidated financial statements.

1. OWNERSHIP AND NATURE OF BUSINESS

Jones and Babson, Inc. and subsidiary (the "Company") is a wholly-owned subsidiary of RBC Dain Rauscher Corp. (the "Parent"). The Parent is ultimately owned by Royal Bank of Canada ("RBC"). On May 1, 2003 the Company was sold by Generali Group to the Parent in a transaction that was accounted for as a purchase. The consolidated financial statements include the accounts of Jones and Babson, Inc. and its wholly-owned subsidiary, Investors Mark Advisors, LLC ("IMA"), a Delaware limited liability company. All inter-company balances and transactions have been eliminated.

The Company is registered as a broker/dealer with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers, Inc. and is a Registered Investment Advisor with the Securities and Exchange Commission under the Investment Advisor's Act of 1940. The Company provides investment management functions and serves as the principal underwriter for the Babson and J&B families of mutual funds. The Company primarily markets these funds in the United States and it employs independent investment advisory firms to assist in its investment management responsibilities.

IMA serves as the investment advisor for the Investors Mark Series Fund, Inc. (the "Fund") and is a Registered Investment Advisor with the Securities and Exchange Commission under the Investment Advisor's Act of 1940. The Fund is composed of a series of nine investment portfolios that serve as investment options for the variable annuity and variable life insurance products for insurance companies, including Liberty Insurance Company, an affiliated company. The Company is also the principal underwriter of the Investors Mark Series Fund, Inc.

Effective May 1, 2003, the Company changed its fiscal year end from December 31 to October 31 to conform with that of the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents—Cash equivalents consist of money market mutual funds for which the Company serves as principal underwriter and investment advisor. These money market mutual funds are carried at market value.

Investments—Investments represent either shares of mutual funds for which the Company serves as principal underwriter, or shares of externally held mutual funds. Investments are carried at market value based on the underlying net asset value of the related mutual funds. The changes in market value of such investments are included in income during the period in which the changes occur.

Revenue Recognition—Asset management fees are recognized as services are provided. The revenues are determined in accordance with contracts between Jones and Babson, Inc. and the various mutual funds to which the Company provides investment management services. Asset management fees are calculated monthly based upon assets under management during the period.

Funds' service and administration fees, primarily earned pre-acquisition by the Parent, are recognized as contractual obligations are fulfilled or as services are provided.

Depreciation and Amortization—Furniture and equipment, are depreciated over their estimated useful lives of seven years using the straight-line method. Computer equipment is depreciated, and software is amortized, over the lesser of the life of the lease or their estimated useful lives. At acquisition of the Company, all fixed assets of the Company were disposed of and the remaining terms of the leases were terminated.

Income Taxes—The Company is included in the consolidated income tax returns filed by RBC's U.S.-based holding company RBC Holdings (USA), Inc. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary difference reverses.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which supersedes prior accounting guidance, Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)*. SFAS No. 146 prescribes new guidelines for recognition of costs associated with exit or disposal activities. The provisions of SFAS No. 146 are effective for disposal activities initiated after December 31, 2002 and did not have a significant impact on the Company's operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and the initial measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods after December 15, 2002. The adoption of FIN No. 45 did not have a significant impact on the Company's financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51*. FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 was scheduled to be effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. On December 24, 2003, the FASB

published a revision to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51", ("FIN No. 46 (R)"). FIN No. 46 (R) clarifies certain provisions of FIN No, 46 and exempts certain entities from its requirements. For interest in VIE's acquired prior to January 31, 2002, the provisions of FIN No. 46 do not apply until the end of the first interim period ending after December 31, 2003. Otherwise, FIN No. 46 was effective after January 31, 2003. The provisions of FIN No. 46 (R) are effective beginning with the first fiscal period ending after March 15, 2004. Management believes the adoption of FIN No. 46 and FIN No. 46 (R) will not have a significant impact on the Company's financial statements.

Risk and Uncertainties—Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term would materially affect the amounts reported in the consolidated financial statements.

3. EMPLOYEE BENEFIT PLANS

Substantially all former employees of the Company were eligible to participate in the Business Men's Assurance ("BMA") Employees' Defined Benefit Retirement Plan (the "Plan").

Certain of the Company's former employees were eligible for BMA's health care plan for retirees. The health care plan provides post-retirement medical benefits to certain full-time employees that meet minimum age and service requirements. The plan is contributory with retiree contributions adjusted annually. This liability is updated annually by the actuary on a calendar year timetable.

At acquisition of the Company by its Parent, these multi-employer benefit plans were agreed to be assumed by an affiliate of the Parent. As a result, the Parent has a net payable of $159,609 to the Company for outstanding balances that were paid after October 31, 2003.

4. INCOME TAXES

The amount of actual income tax expense differs from the expense that would result from applying federal statutory tax rates to pretax income due principally to state income taxes.

Income tax expense for the ten months ended October 31, 2003 consists of the following:

Current:	
Federal	$ 65,228
State	3,433
Deferred:	
Federal	323,814
State	17,043
	$ 409,518

5. RELATED PARTY

Expenses, including occupancy, data processing and other administrative costs are paid by the Parent or affiliates, and are charged to the Company. Amounts charged to the Company in 2003 were $8,294 which are presented in compensation and benefits and occupancy and equipment on the consolidated statement of operations. The Company has receivables from the Parent and Affiliates of $1,473,549 and payables to affiliates of $485,272 as of October 31, 2003.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

6. REGULATORY REQUIREMENTS

Jones and Babson, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At October 31, 2003, the Company's net capital of $3,914,768, was $3,746,170 in excess of its required net capital of $168,598. The Company's ratio of aggregated indebtedness to net capital was .65 to 1 at that date.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(1) of that rule.

7. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's consolidated subsidiary, IMA:

Other receivables	$ 5,369
Receivables (payable) from Parent and affiliates	(931,988)
Payable to affiliates	(109,435)
Accounts payable and accrued expenses	(72,986)
Shareholder's deficit	(1,106,888)

The Company's net capital computation is done at the unconsolidated level and excludes the impact of IMA.

* * * * * *

SUPPLEMENTAL SCHEDULE

JONES AND BABSON, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 (UNCONSOLIDATED) OCTOBER 31, 2003

NET CAPITAL:	
Total shareholder's equity	$ 7,728,525
Less nonallowable assets:	
Other receivables	61,881
Receivables from parent and affiliates	2,405,537
Prepaid expenses	6,064
Income taxes receivable	341,801
Total nonallowable assets	2,815,283
Net capital before haircuts	4,913,242
Haircuts on securities	998,474
Net capital	$ 3,914,768
AGGREGATED INDEBTEDNESS:	
Payable to parent and affiliates	$ 375,837
Accounts payable and accrued expenses	1,046,256
IMA shareholder's deficit	1,106,888
Aggregated Indebtedness	$ 2,528,981
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregated indebtedness)	$ 168,598
Excess net capital	$ 3,746,170
Ratio of aggregated indebtedness to net capital	0.65
RECONCILIATION OF THE COMPANY'S COMPUTATION (Included in Part II of the Form X-17A-5 as of October 31, 2003):	
Net capital as reported by the Company's Part II (unaudited) FOCUS report filed in November 2003	$ 3,092,531
Audit adjustments increasing shareholder's equity primarily due to purchase related adjustments	1,758,509
Audit adjustments primarily increasing nonallowable assets (intercompany receivable) due to purchase related adjustments	(936,272)
Net capital as per above	$ 3,914,768
Aggregated indebtedness as reported by the Company's Part II (unaudited) FOCUS report filed in November 2003	$ 3,355,278
Audit adjustments decreasing aggregated indebtedness (accounts payable and accrued expenses) primarily due to purchase related adjustments	(826,297)
Aggregated indebtedness as per above	$ 2,528,981

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

January 27, 2004

Jones and Babson, Inc.
60 South Sixth Street
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements of Jones and Babson, Inc. and subsidiary (the "Company") for the ten months ended October 31, 2003 (on which we issued our report dated January 27, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP